   Media General, Inc. 333 E. Franklin St. Richmond, Virginia 23219 (804) 887-5000 www.mediageneral.com

(804) 887-5180

Fax (804) 819-1230

 tmulvaney@mediageneral.com

Timothy J. Mulvaney

Controller and Chief Accounting Officer

July 3, 2014

Mr. Larry Spirgel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Ref:    Media General, Inc. (Registrant)

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 7, 2014

Commission File No. 001-06383

Dear Mr. Spirgel:

This letter is submitted in response to the staff’s comment contained in your letter, dated June 27, 2014, regarding the Form 10-K of Media General, Inc. (the “Registrant” or the “Company”) for the fiscal year ended December 31, 2013, filed March 7, 2014. In the following paragraphs, the staff’s comment is presented in bold, followed by the Registrant’s response.

Annual Report on Form 10-K for the fiscal year ended December 31, 2013

Liquidity and Capital Resources, page 35

1.

We do not believe that it is appropriate to present a non GAAP liquidity measure that omits items which are cash-settled. In this regard, we note that Broadcast Cash Flow omits corporate and other expenses, merger related expenses and payments for program license rights. Refer to Item 10(e)(1)(ii)(A) of Regulation S-K.

Additionally, since Broadcast Cash Flow appears to be a performance measure, we do not believe that it is appropriate to include it in the Liquidity and Capital Resources section of the MD&A. When used as a performance measure, Broadcast Cash Flow should be reconciled to Net Income, since such measure makes adjustments for interest, tax and depreciation which are included in net income. In your calculation of Broadcast Cash Flow, tell us why you exclude cash payments for program license rights from such operational measure.

Registrant’s Response

We acknowledge that Item 10(e)(1)(ii)(A) of Regulation S-K precludes the Company from presenting a non-GAAP liquidity measure that excludes cash-settled items. In future filings, the Company will not present Broadcast Cash Flow in the Liquidity and Capital Resources section of the MD&A or otherwise as a liquidity measure.

If the Company presents a Broadcast Cash Flow measure in future filings it will present it as a performance measure and will provide a reconciliation to net income.

The purpose of the program license rights adjustment is to adjust Broadcast Cash Flow for timing differences between payments for program license rights and amortization of the program cost. When payments are made on a more accelerated basis than the asset is being amortized, the net adjustment decreases Broadcast Cash Flow. Conversely, when the asset is amortized on a more accelerated basis than the payment schedule, the net adjustment increases Broadcast Cash Flow. In the years ended December 31, 2012 and 2011, the timing differences did not have a significant impact on the overall calculation of Broadcast Cash Flow.

Commitments, page 37

2.

We note your response to comment 3. Please expand footnote 1 hereunder to disclose the components of “Other Liabilities” that were excluded from the Contractual Obligations table and the reasons why as stated in your response.

Registrant’s Response

In future filings of the Form 10-K, the Company will expand the applicable footnote to the Contractual Obligations table to read similar to the following:

Other than the estimated benefit payments from company assets and program license rights disclosed above and discussed further below, the Contractual Obligations table excludes items contained in “Other liabilities” on the Consolidated Balance Sheets, primarily because the ultimate timing and amount of these future payments is not determinable. The following table summarizes the components of “Other liabilities” on the Consolidated Balance Sheet as of December 31, 2013, and the reasons why the items are excluded from the Contractual Obligations table.

Accounts	December 31, 2013 (amounts in thousands)	Comment
Program License Rights	$1,327	Combined with current portion and commitments and included in the contractual obligations table.
Uncertain Tax Positions	1,446

As disclosed in Note 9 of Item 8 of this Form 10-K, the Company had a non-current liability for uncertain tax positions of approximately $1.4 million at December 31, 2013. The Company cannot reasonably estimate the amount or period in which the ultimate settlement of these uncertain tax positions will occur.

Deferred Compensation, Deferred Stock Units, Long-term disability, Post-employment benefits and Supplemental 401(k)	24,412	Year of cash outflow is dependent on the date of employee or director separation from the Company and/or their individual settlement elections.
Workers’ compensation	7,621	Paid directly by insurance company; offsetting receivable moves in concert with liability.
Unamortized loan commitment	7,429	Non-cash liability amortized in conjunction with long-term debt.
Other	1,656	Includes non-cash deferred revenue, unclaimed property, and other long-term liabilities for which the timing of payment is not certain.
Total Other Liabilities	$43,891

---------------------

We hope the staff finds the above information responsive to its comments. In connection with this response, the Registrant acknowledges that:

●	We are responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the information contained in this response, please contact the undersigned at (804) 887-5180.

Very truly yours,

/s/ Timothy J. Mulvaney

Timothy J. Mulvaney

cc:       George L. Mahoney

            James F. Woodward

Andrew C. Carington

Ivette Leon (SEC)

Kathryn Jacobson (SEC)

4